Exhibit 99.3

Other Information Relating To The Announced Merger With VanceInfo Technology Ltd.

November 9, 2012

Effective upon the completion of the merger (the “Merger”) between a wholly owned subsidiary of Pactera Technology International Ltd. (the “Company”) and VanceInfo Technologies Inc. (“VanceInfo”) on November 9, 2012, Mr. Chris Shuning Chen, Ms. Ruby Rong Lu, Mr. Samuelson S.M. Young and Ms. May Tung, were appointed to serve as directors on the Company’s board of directors. In addition, Mr. Chris Shuning Chen was appointed to serve as the non-executive chairman of the Company’s board of directors, upon the completion of the Merger.

Following the appointments of Mr. Chen, Ms. Lu, Mr. Young and Ms. Tung, the Company has an eight-member board of directors with five of the board members being independent directors. Upon the completion of the Merger, Mr. Pehong Chen, Mr. Davy Lau and Mr. Cheng-Yaw Sun resigned from the Company’s board of directors.

Mr. Chen co-founded VanceInfo in 1995. He served as the Chairman and Chief Executive Officer of VanceInfo from 1999 to 2012 before the Merger. From 1995 to 1999, he was a managing director of VanceInfo. Prior to founding VanceInfo, Mr. Chen worked as a senior software developer at Great Wall Computer Software & System Co., Ltd., a Chinese company specializing in computer software and system integration, from 1989 to 1995, and spent two years on an assignment in the United States. He also participated in the development of the IBM OS/2 operating system from 1994 to 1995. Mr. Chen received his Master’s degree in engineering from Huazhong University of Science & Technology and his Bachelor’s degree in mechanical engineering from Tsinghua University.

Ms. Lu was an independent director of VanceInfo from May 2007 to November 2012. Ms. Lu is a partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of other DCM portfolio companies, including Bitauto, a media player focusing on auto industry, and Wikinvest, Inc., a user generated financial information website in the United States. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996 to 2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her Bachelor’s degree in Economics with honors from the University of Maryland and Master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of Advanced International Studies.

Mr. Samuelson S. M. Young was an independent director of VanceInfo from December 2007 to November 2012. Mr. Young has years of experience in information technology, financial services and business management. Mr. Young has been the Chairman of Ebridge Investments Limited, a China-based investment firm, since 2006. He is also the founding partner of Xanadu Ventures and has been with Xanadu Partners since 2007. In addition, he has served as a director of International Integrated Systems Inc., a Taiwan-based software development and IT services provider, since 2007. Mr. Young served as a senior advisor for the Greater China region of Silver Lake Partners, a U.S.-based private equity firm, from 2006 to 2008. From 1978 to 2005, Mr. Young worked in various business divisions of IBM in Taiwan, Tokyo, and Hong Kong, and also in a joint venture of IBM in Tianjin, and was promoted to vice president of the Financial Services Sector of IBM Asia Pacific in 2001. From 1995 to 1997, Mr. Young was a member of the General Committee of the Hong Kong Arts Festival Association and a consultant to The Hong Kong University of Science & Technology’s Master of Business Administration Program. Mr. Young received his Bachelor’s degree in Applied Mathematics from the National Chung Hsing University, Taiwan.

May Tung is currently the Managing Director of the Financial Services Practice in Asia Pacific of DHR International. Prior to joining DHR International, Ms. Tung was with Russell Reynolds Associates for over five years covering financial services companies throughout Asia. Prior to her executive search career, Ms. Tung was a banker for over twenty years and worked at JP Morgan, Bank of America, Credit Suisse First Boston and Rabobank where she held various front line banking positions in New York and Hong Kong with P&L responsibilities. In Hong Kong, she held regional roles responsible for different banking products including Structured Finance and M&A services. Ms. Tung is also a member of the Development Committee for the Richard Ivey School of Business, Hong Kong campus. She received her Bachelor’s degree of Arts from Long Island University, her Master’s degree of International Affairs from Columbia University and her Master’s degree of Business Administration from the University of Western Ontario’s Richard Ivey School of Business in Canada.